August 5, 2009

Federated Core Trust III

Federated Investors Funds
Federated Investors Tower
1001 Liberty Avenue

Pittsburgh, PA 15222

Ladies and Gentlemen:

Federated Investment Management Company (the "Adviser") herewith purchases $100.00 principal amount of shares of beneficial interest (the "Initial Shares") of Federated Project and Trade Finance Core Fund (the “Fund”), a portfolio of the Federated Core Trust III (the "Trust") for a purchase price of $100.00.

In connection with such purchase, the Adviser represents that such purchase is made for investment purposes by the Adviser without any present intention of redeeming or selling such Initial Shares.

Very truly yours,

Federated Investment Management Company

By:        /s/ John B. Fisher

Name:   John B. Fisher

Title:     President & CEO